UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously disclosed, on February 23, 2022, TDH Holdings, Inc. (the “Company”) received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Company was provided 180 calendar days, or until August 22, 2022 to regain compliance with the Minimum Bid Price Rule. Since then, Nasdaq has determined that for 10 consecutive business days, the closing bid price of the Company’s common shares has been at $1.00 per share or greater. On June 29, 2022, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

On June 30, 2022, the Company issued a press release announcing that it has regained compliance with Listing Rule 5550(a)(2). A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated June 30, 2022 announcing compliance with Nasdaq Minimum Bid Price Compliance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: July 5, 2022